Mail Stop 3561

April 22, 2008

By Facsimile and U.S. Mail

Mr. Steven J. Malcolm
Chief Executive Officer
Northwest Pipeline GP
One Williams Center
Tulsa, OK 74172

> **Re:** **Northwest Pipeline GP**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-07414**

Dear Mr. Malcolm:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comment. Please be as detailed as necessary in your explanation so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements, page 51

Basis of Presentation, page 52

1. We note that you elected to use pushdown accounting for your most recently filed financial statements. Please tell us why you believe that the use of pushdown accounting was elective prior to your change in accounting. Given your disclosure suggests that you chose not to use pushdown accounting, as a result of FERC policy that does not permit you to recover the excess purchase price of your assets over their original cost, tell us why this is no longer relevant to your use of pushdown accounting.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief